130 Adelaide St. West, Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 • Fax: (416) 364-5162 www.AvalonAdvancedMaterials.com • office@AvalonAM.com

May 10, 2016 FILED ON EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 27, 2016, regarding Avalon Rare Metals Inc.
Form 20-F for Fiscal Year Ended August 31, 2015
Filed November 30, 2015
File No. 001-35001

Dear Mr. Decker:

As discussed today with Mr. Rhodes, we are requesting an extension until May 18, 2016 for responding to the staff’s comments set forth in the April 27, 2016 letter regarding the above-referenced Form 20-F, as we require additional time in order to gather all of the requested materials.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 364-4938.

Yours very truly,

(signed) “R. James Andersen”
R. James Andersen
Vice President, Finance
Chief Financial Officer